SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SUMMARY

1. 3Q20 HIGHLIGHTS	4
1.1 BRASKEM – CONSOLIDATED	4
1.2 BRASKEM – HIGHLIGHTS BY REGION	5
1.3 COVID	6
1.3.1 OPERATION	6
1.3.2 COMMERCIAL	6
2. OPERATIONAL PERFORMANCE IN 3Q20 BY REGION	6
2.1 BRAZIL	6
2.2 UNITED STATES AND EUROPE	13
2.3 MEXICO	16
3. 3Q20 CONSOLIDATED PERFORMANCE	19
A) REVENUE BY REGION	19
B) CONSOLIDATED COGS	20
C) OTHER NET REVENUE (EXPENSES)	20
D) EBITDA	20
E) NET FINANCIAL RESULT	22
F) FREE CASH FLOW GENERATION	24
G) LIQUIDITY AND CAPITAL RESOURCES	24
H) INVESTMENTS AND VALUE CREATION	27
I) DELEVERAGING PLAN	28
4. ENVIRONMENT, SOCIETY AND CORPORATE GOVERNANCE	28
4.1 HIGHLIGHTS	28
4.2 CIRCULAR ECONOMY	29
4.3 SAFETY	30
4.4 CORPORATE GOVERNANCE	30
5. CAPITAL MARKET	30
5.1 RATING	31
5.2 INDICATORS	32

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DISCLAIMER ON FUTURE STATEMENTS

This Earnings Release may contain prospective statements. These statements are not historical facts, they are based on the current vision and estimates by the Company’s management regarding future economic circumstances and other industry conditions, performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings, and from COVID-19 on business, financial situation and operating results of the Company. The words “foresee”, “believe”, “estimate”, “expect”, “plan” and other similar expressions, when referring to the Company, are used to identify prospective statements. Statements regarding possible results of legal and administrative processes, implementation of operations strategies and financing and investment plans, direction on future operations, as well as factors or trends which can affect the financial condition, liquidity or operating results of the Company are examples of prospective statements. Such statements reflect the current views of the Company’s management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various premises and factors including general economic and market conditions, industry conditions and operational factors. Any change in such premises or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of the COVID-19 pandemic on business, employees, service providers, shareholders, investors and all other individuals related to the Company may lead to results that in effect are significantly different from current expectations. Consult the reports filed with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, CVM), in particular the factors discussed in the sections for a full discussion of the risks and other factors that may impact any prospective statements contained in this document.

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The Company’s EBITDA was US$699 million, 126% higher than 2Q20

Historical record volume of resins sold in Brazil, exceeding 1,050,000 tons in the quarter

1.	3Q20 HIGHLIGHTS
1.1	BRASKEM – CONSOLIDATED

▪	The Company’s recurring EBITDA was US$699 million, 126% higher than 2Q20, mainly explained by (i) the better spreads of PE in Brazil, PP in the United States and PE in Mexico and (ii) an increase in sales volume in Brazil and in the United States due to the recovery in demand for resins in the Brazilian market and PP in North America. In relation to the same period of the previous year, the Company’s recurring EBITDA in US dollars was 69% higher, due to (i) the better spreads of PE and PVC in Brazil, PP in Europe and PE in Mexico and (ii) the increase in sales volume in Brazil, United States and Mexico. In Brazilian Real, the recurring EBITDA was R$3,765 million, 127% and 129% higher than 2Q20 and 3Q19, respectively, due to the depreciation of the Brazilian Real against the US dollar.
▪	In the quarter and in line with our strategy of prioritizing sales to the Brazilian market, the Company exceeded 1,050 tons of resins sold in the domestic market, a historical quarterly record of resins sales in Brazil.
▪	In 3Q20, the Company recorded a net loss[1] of R$1,413 million mainly due to the additional provision for the geological event in Alagoas in the amount of R$3,562 million and the impact of the exchange rate variation on the financial result given the depreciation against the US dollar on net exposure of US$2,679 million.
▪	The corporate leverage, measured by the net debt/EBITDA ratio[2] in US dollars was 4.98x.
▪	Year-to-date, the overall accident frequency rate with and without lost time (CAF + SAF) was 0.92 (events/1MM HH), 72% below the industry average[3].
▪	In September, Braskem completed the commissioning process following the applicable safety standards and began commercial production of PP at its newest plant in the United States, with a production capacity of 450,000 tons per year.

[1] It considers the net loss attributable to the Company’s shareholders.

[2] It does not include the Mexico Project Finance and considers recurring EBITDA.

³ The industry average is 3.25 per million hours worked according to the American Chemistry Council. The most recent data pertains to 2018.

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▪	In October, Braskem, as a member of the CFOs Task Force, an initiative promoted by the UN Global Pact, committed to implementing the CFOs Principles for the integration of sustainable development goals (“SDG”) in the financial and investment management of the Company, which will involve defining the goals related to Braskem’s commitments to the SDG.
▪	In November, based on its Sustainable Development strategy (“SDS”) and in line with the SD goals of the United Nations for 2030 and the Paris Agreement on Climate Change, Braskem announced its commitment to expand its efforts to achieve the goals related to mitigate climate change and eliminating plastic waste. On regard of mitigating climate change, the Company pursues to achieve carbon neutrality by 2050 and to reduce its carbon emission by 15% by 2030. On the eliminating plastic waste front, the Company pursues to (i) expand its I’m green™ portfolio aiming to include 300,000 tons of thermoplastic resins and chemicals with recycled content by 2025; and, by 2030, 1 million of such product; and (ii) by 2030, work to divert 1.5 million tons of plastic waste away from incineration, landfills, or the environment.

1.2	BRASKEM – HIGHLIGHTS BY REGION

BRAZIL

▪	Brazil’s EBITDA was US$529 million (R$2,850 million), 148% and 94% higher than 2Q20 and 3Q19, respectively, representing 70% of the Company’s consolidated segments EBITDA. The increase in EBITDA is mainly explained by the higher sales volumes of resins and chemicals in the Brazilian market and by better spreads in PE.
▪	Due to the recovery in demand for resins in the Brazilian market, the utilization rate of the crackers in Brazil normalized and, in the third quarter, was 87%, which represented an increase compared to 2Q20 (+17 p.p.) and 3Q19 (+2 p.p.).

UNITED STATES AND EUROPE

▪	EBITDA in the United States and Europe was US$133 million (R$720 million), 223% and 47% higher than 2Q20 and 3Q19, respectively, representing 18% of the Company’s consolidated segments EBITDA. The performance in the quarter is mainly explained by the higher sales volume in the United States, due to the increase in the country’s industrial activity.
▪	In this scenario, the operation rate of our industrial units in the United States normalized and the average of the third quarter was 99%, an increase compared to 2Q20 (+9 p.p.) and 3Q19 (+8 p.p.).
▪	In October, the production of our newest PP plant in the United States (Delta) was 36,000 tons, close to the monthly production capacity of the plant of around 38,000 tons.

MEXICO

▪	Mexico’s EBITDA was US$97 million (R$524 million), in line with 2Q20 and 3T19, representing 13% of the Company’s consolidated segments EBITDA.
▪	In the quarter, Braskem Idesa imported approximately 42,000 tons (average of 8,000 barrels daily) of ethane from the United States, in order to complement the ethane supplied by Pemex, which represented 13% of the PE utilization rate, which was 84% in the quarter. Regarding the expected Fast Track capacity of 12,800 barrels daily, it reached 10,600 barrels per day in July, or approximately 83% of the expected capacity.

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1.3	COVID
1.3.1	OPERATION

In the third quarter, due to the recovery in demand for resins in the Brazilian market and the demand for PP in North America, the utilization rate of the crackers in Brazil normalized, as well as the operation rate of the industrial units in the United States.

1.3.2	COMMERCIAL

In the third quarter, in line with the Company’s strategy of prioritizing sales to the Brazilian market, the Company surpassed 1,050,000 tons of resins sold, a historical sales record in Brazil. In the United States, sales normalized and in the quarter, the Company recorded a sales volume in excess of 400,000 tons of PP in the North American market.

2.	OPERATIONAL PERFORMANCE IN 3Q20 BY REGION
2.1	BRAZIL
2.1.1	PETROCHEMICAL SPREADS

▪	PE Spread[4]: increase compared to 2Q20 (+16%). Price of PE in the USA increased 29% due to a strong demand and a limited supply of PE in the period. Disruptions caused by hurricane Laura had an impact on the PE supply in the region, while demand was higher than expected, especially for the packaging segment. The price of naphtha ARA went up due to the increase in oil prices in the international market, but to a lesser extent (in USD/ton) than the price of PE in the USA. Compared to 3Q19, PE spread was 40% higher.
▪	PP Spread[5]: drop compared to 2Q20 (-8%). Despite the high price of PP in Asia (+12%), the 60% increase in the price of naphtha ARA had a negative impact on PP spreads. Compared to 3Q19, the PP spread was 4% lower.

[4] (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% U.S. ethane price – 50% US propane price)*18%.

[5] PP Asia Price – Naphtha ARA price.

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▪	PVC Spread[6]: drop compared to 2Q20 (-13%). The price of PVC in Asia increased (+17%) due to the growing demand for the product. The PVC spreads were lower compared to the previous quarter, due to a strong increase in raw materials EDC USA (+104%) and naphtha ARA (+60%) prices. In the case of EDC USA, the increase in PVC prices supported the rise in the price of EDC. Compared to 3Q19, PVC spread was 11% higher.
▪	Main Base Chemicals Spread[7]: drop compared to 2Q20 (-7%). Prices of all main base chemicals increased in the third quarter, influenced by the increase in the price of oil and naphtha ARA. However, the increase in the price of naphtha ARA was at a higher percentage (in USD/ton). Compared to 3Q19, main basic chemicals spread was down 41%.

[6] PVC Asia Price - (0.23*3*naphtha ARA price) - (EDC USA price*0.832).

[7] Average price of main chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), according to the capacity mix of Braskem’s industrial units in Brazil) - Naphtha ARA price.

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2.1.2	OPERATIONAL OVERVIEW

a) Demand for resins in the Brazilian market (PE, PP and PVC): increase compared to 2Q20 (+33%), due to (i) the recovery of the economy after weakening caused by the COVID pandemic, highlighted by the sectors of packaging, consumer goods, construction and automotive; (ii) the effect of inventory replenishment in the transformation chain; and (iii) seasonality effects. The increase compared to 3Q19 (+11%) was due to the effect of inventory replenishment in the transformation chain and the recovery of the economy.

b) Average utilization rate of petrochemical plants: increase compared to 2Q20 (+17 p.p.) and 3Q19 (+2 p.p.), due to the recovery of demand for resins in the Brazilian market.

c) Resins sales: record volume of resins sold in Brazil representing an increase of 47% over 2Q20, mainly due to (i) the increase in demand for resins in the Brazilian market; (ii) seasonality; and (iii) the increase of market share in the Brazilian market. Compared to 3Q19, sales volume in Brazilian market was 20% higher. Drop in exports compared to 2Q20 (-24%) and 3Q19 (-35%), due to the strategy of prioritizing sales to the Brazilian market.

d) Main Chemicals sales: in the Brazilian market, sales were higher than in 2Q20 (+61%) and 3Q19 (+4%), due to the increase in demand and higher product availability, given the higher utilization rate of the crackers. Exports went down compared to 2Q20 (-26%) and 3Q19 (-6%), due to the strategy of prioritizing sales to the Brazilian market.

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2.1.3	SITUATION IN ALAGOAS
a)	Operational

Average PVC utilization rate: it was 72%, up (+20 p.p.) compared to 2Q20 due to the economic recovery, affected by COVID during the second quarter. Despite the increase over the previous quarter, the production was impacted by restrictions on the supply of EDC. The Company imported 76,000 tons of EDC in the quarter.

Sales Volume: PVC sales in the Brazilian market totaled 162,000 tons, higher than 2Q20 (+64%) and 3Q19 (+32%), mainly due to the recovery of PVC demand, especially in the civil construction sector. The Company imported 33,000 tons of caustic soda in 3Q20, 6 thousand tons less than 2Q20.

b)	Investment for resuming operations in the chlor-alkali and EDC plants

In order to resume the chlor-alkali operation, the Company started a project that aims to purchase sea-salt from third parties as feedstock for the chlor-alkali plant in Alagoas. The estimated cost for the project is approximately R$60 million, and by 3Q20 R$59 million had already been spent. The expected start-up of the chlor-alkali plant is 4Q20.

c)	Geological event – Alagoas

On December 31, 2019, based on its assessment and on that of its external legal advisors, and considering the existing information, the dialogue with authorities and the best estimate of expenses with the various safety measures for residents, the Company recorded a provision of R$3,383 million, of which R$1,450 million is under current liabilities and R$1,933 million is under non-current liabilities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas (“Agreement”), entered into by Braskem and the State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”, and in conjunction with the MPE, DPE and MPF, the “Authorities”). The Agreement aims to regulate cooperative actions for the relocation of residents from the risk areas and for ensuring their safety without any recognition of fault or causal connection between the geological phenomenon and the activities of the Company. Under the Agreement, Braskem undertakes to apply the measures envisaged in its Financial Compensation and Support for Relocation Program (“PCF”) for the population in the risk areas specified.

In June 2020, the Company received from the Authorities an official letter informing the updating of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Map of Sectors”), which expanded the risk areas from which residents must be relocated according to the Authorities. On July 15, 2020, the Company and the Authorities signed an amendment to the Agreement to incorporate this expansion into the PCF. The Agreement further provides for the inclusion of properties located in the monitoring area of the Map of Sectors in the PCF, when such properties present serious structural risks resulting from the geological events that have been occurring in the region, duly recognized by a Technical Board formed by the National Civil Defense, the Municipal Civil Defense and an expert appointed by Braskem.

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In September 2020, specialized and independent technical studies contracted by the Company and carried out by internationally recognized entities (“Studies”) were concluded. The Studies presented the potential impacts from the geological event on the surface of the region, bringing an analysis of scenarios of areas with potential future impacts on the surface in the long run, which includes areas identified by the Map of Sectors of June 2020. The Studies were submitted to the competent Authorities for definition of possible actions to be taken under mutual agreement. Moreover, given the update of the Map of sectors, in October 2020, the Company and the Authorities, in mutual agreement, decided to include approximately 2,000 properties in the PCF by entering into an Instrument of Resolutions.

As assessed by the Company and its external advisors, considering the short- and long-term effects of the recent technical studies and the existing information for implementing potential new measures connected with the geological event in Alagoas, on September 30, 2020, the Company increased the provision to R$7,911 million, with R$3,682 million under current liabilities and R$4,229 million under non-current liabilities.

The following table shows the changes in the provision in the period:

The Company’s provisions are based on current estimates and assumptions and may be subject to future changes arising from new facts and circumstances, including changes in the execution time and extent of the action plans, the findings of current and future studies that indicate the recommendations conducted of experts, the outcome of pending lawsuits and other new developments.

Studies related to potential socio-environmental, urban and mobility damages in the region could result in the need for additional disbursements and be the subject-matter of an agreement with the authorities. At this time, it is impossible to predict the outcome of these studies or their potential implications for additional disbursements to the costs already provisioned for by the Company.

The Company is holding discussions with the competent Authorities to reach a potential agreement that affords greater legal security for the plan involving the actions being studied, with the suspension and/or termination of the existing lawsuits. A potential agreement is still uncertain and subject to conclusion of ongoing negotiations and approval by the Company and the competent Authorities, for which reason it is still impossible to accurately estimate the amount or if the ongoing negotiations will be successful. The estimate of the economic impact of the potential agreement will depend on: (i) an agreement on the environmental and urban recovery plan and a detailed assessment of the estimates of the amounts to be disbursed; (ii) an analysis of the detailed scope of this plan to determine its correspondence to the initiatives and amounts for which provisions already have been accrued; and (iii) the moment of the execution of the plan and expenditures, which will impact the present value of obligations. All accounting impacts, if any, will be recognized in the period in which such agreement is executed.

The amounts included in the provision may be divided among the following action fronts:

1.	Support for relocating and compensating the residents and owners of the properties located in the risk protection and monitoring areas, including properties that require special measures for their relocation, such as hospitals, schools and public equipment.
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For this action front, a provision was accrued in the amount of R$5,190 million, which comprises expenses related to the relocation actions, such as relocation allowance, rent allowance, household goods transportation, furniture storage costs and the negotiation of individual agreements for compensation the residents and third parties affected.

2.	Actions for closing and monitoring the salt wells. Based on the findings of sonar and geomechanics studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. For four of them, the recommendation is that they be filled with solid material, a process that should take three years. For the other 31 wells, the recommended actions are conventional closure, confirmation of the status of natural filling and monitoring.

In addition to the above actions, for 15 of the 35 wells, the recommendation is to create a protection and monitoring area around them, in accordance with the IFG report of November 2019.

The total provision for implementing these measures for the 35 wells is R$1,213 million. The amount was calculated based on existing techniques and solutions planned for the current conditions of the wells, including expenses with technical studies and their monitoring. The amount provisions could be changed in the future, in accordance with the results of the monitoring of the wells and other possible natural alterations.

3.	Social and environmental measures, such as expenses with demolition of properties, disposal of solid waste, soil drainage equipment, access control for areas, decommissioning of infrastructure of public utility networks in the area, among other security and urban mobility actions, amounting to R$876 million.
4.	Additional measures, for which the provision amounts to R$633 million, for expenses with: (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure to provide services to residents (Residents Center); (iv) expenses with managing the event in Alagoas related to communication, compliance, legal services, etc.; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

The provision for social and environmental measures and additional measures also may suffer changes as the studies and actions in the region advance.

Adherence to and assumption of the obligations under the Agreement do not constitute the recognition of legal culpability or liability by the Company for the relocation of the people from the risk areas. Braskem will continue to collaborate with the Authorities, with the support of independent experts, to identify the causes of the geological events and the implementation of actions to ensure the safety of the communities in the affected districts.

The definition of the necessary measures for the recovery of areas potentially impacted by the geological phenomena depends on a more concrete diagnosis of the situation of the area and further discussion between the Company and the competent authorities (including the ANM).

The Company is negotiating with its insurers the coverage of its insurance policies. These negotiations are in the early stages. Therefore, the payment of compensation will depend on an assessment of the insurance coverage under these policies. For this reason, no payment of compensation was recognized in the financial statements of the Company.

d)	Financial Compensation and Support for Relocation Program

By 3Q20, 6,654 properties were relocated in the areas defined by the agreement. From the specific bank account for funding the Financial Compensation and Support for Relocation Program in the amount of R$1.7 billion, approximately R$180 million were disbursed by the end of 3Q20. The expenses were mainly allocated for financial assistance for relocation, rent assistance, compensation for moral and material damages and attorney fees.

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2.1.4	FINANCIAL OVERVIEW

A) NET REVENUE: increase in US dollar compared to 2Q20 (+50%), mainly explained by the higher sales volume of resins and chemicals in the Brazilian market and the increase in prices in the international market. Compared to 3Q19, a drop of 18%, due to lower prices of PP, PVC and main chemicals, which followed the international references. In Brazilian Real, the 3Q20 revenue was higher than 3T19 (+11%) due to depreciation of the Brazilian Real against the US dollar between the two periods.

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Sales by sector (%)

Sales by region (%)

B) COST OF GOODS SOLD (COGS): the increase in COGS in US dollars compared to 2Q20 (+32%) is mainly explained by the higher sales volume in the period. The reduction compared to 3Q19 (-30%) is explained by the lower cost of feedstock due to the inventory effect.

In the quarter, COGS was affected by the PIS/COFINS credit in the purchase of feedstock (REIQ) in the amount of US$43 million (R$233 million) and by the Reintegra tax credit in the amount of US$0.3 million (R$2 million).

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C) SG&A: increase compared to 2Q20 (+8%), due to an increase in sales expenses. Compared to 3Q19, there was a drop (-51%) mainly due to the reduction of expenses with third-party services related to the geological event in Alagoas.

D) EBITDA: represented 70% of the Company’s consolidated segments EBITDA.

2.2	UNITED STATES AND EUROPE
2.2.1	PETROCHEMICAL SPREADS

▪	PP USA Spread[8]: increase (+4%) compared to 2Q20. The price of PP in the USA rose by 18% due to the increase in demand for PP in the USA, given the increase in industrial activity in the region, and the impact of hurricane Laura on the supply of PP in the period. Propylene price in the USA increased (+33%) due to the growth in demand for product derivatives. Compared to 3Q19, PP spread showed a 3% drop.
▪	PP Europe Spread[9]: drop (-13%) compared to 2Q20. In Europe, the price of propylene increased (+25%), due to the increase in PP demand and the effect of replenishing stocks by producers. Compared to 3Q19, PP spread was 6% higher.

[8] PP - Propene US Price

[9] PP - propene Price EU

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2.2.2	OPERATIONAL OVERVIEW

a) Demand for resins: in the United States and Europe, demand for PP was 13% and 1% higher, respectively, than 2Q20 due to the resumption of industrial activities highlighted by the automotive sector in the United States. Compared to 3Q19, demand for PP in the United States increased 1%, while in Europe the demand was 5% lower due to lower demand from automotive sector.

b) Average utilization rate of PP plants: in the United States, increase compared to 2Q20 (+9 p.p.), due to higher demand for PP in the region and 3Q19 (+8 p.p.), due to operational problems in PP plants in 3Q19. In Europe, the operation rate also increased compared to 2Q20 (+4 p.p.) and 3Q19 (+12 p.p.), explained by operational problems in one of the plants in 3Q19.

c) Sales volume: increase in relation to 2Q20 (+10%) and 3Q19 (+8%) due to higher demand of PP in the USA, sustained by the recovery of industrial activity in the country and limited supply in the region caused by hurricane Laura.

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2.2.3	FINANCIAL OVERVIEW

A) NET REVENUE: increase in US dollar compared to 2Q20 (+31%) and to 3T19 (14%) explained by higher sales volume in the United States. In Brazilian Real, revenue was higher in 3Q20 compared to 3Q19 (+57%) due to depreciation of the Brazilian Real against the US dollar between the two periods.

B) COST OF GOODS SOLD (COGS): increase in US dollar compared to 2Q20 (+17%) is explained by an increase in sales volume and higher propylene prices in the United States due to the growth in demand for product derivatives. The increase compared to 3Q19 (+12%) is explained by higher sales volume in the United States and Europe. In Brazilian Real, COGS was 55% higher in relation to 3Q19 due to depreciation of the Brazilian Real against the US dollar between the two periods.

C) SG&A: in line with 2Q20 (+1%). The reduction compared to 3Q19 (-25%) is due to the lower administrative and travel expenses.

D) EBITDA: represented 18% of the Company’s consolidated segments EBITDA.

2.3	MEXICO
2.3.1	PETROCHEMICAL SPREADS

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▪	PE North America Spread[10]: increase (+34%) compared to 2Q20. Price of PE in the USA increased (+30%), due to a strong demand and limited supply of PE in the period. Disruptions caused by hurricane Laura affected the supply of PE in the region, while demand was higher than expected. Price of ethane on the international market also increased (+15%) due to lower production in the period, but the increase was at a lower rate than PE in the USA. When compared to 3Q19, PE spread was 8% higher.

[10] PE – Ethane US Prices

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2.3.2	OPERATIONAL OVERVIEW

a) PE demand in the Mexican market: higher than 2Q20 (+9%), due to the seasonality in the period and the resumption of construction and infrastructure sectors after COVID impact, which led to demand for durable goods. Compared to 3Q19, the drop (-9%) was due to a lower global economic activity.

b) Average utilization rate of PE plants: higher compared to 2Q20 (+4 p.p.), due to an increase in ethane supply by Pemex combined with the volume of ethane imported from the United States. Compared to 3Q19, it was higher (+12 p.p.), due to the start of importing ethane from the United States in February 2020.

In the quarter, Braskem Idesa imported approximately 42,000 tons (average of 8,000 barrels daily) of ethane from the United States, in order to complement Pemex’s supply of ethane, which represented 13% of the PE utilization rate of the Petrochemical Complex of Mexico, which was 84% in the quarter. Regarding the expected Fast Track capacity of 12,800 barrels daily, it reached 10,600 barrels daily in July, or approximately 83% of the expected capacity.

c) Sales volume: drop compared to 2Q20 (-2%) due to inventory replenishment. Compared to 3Q19, the increase (+12%) was due to the higher availability of products for sale.

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2.3.3	FINANCIAL OVERVIEW

A) NET REVENUE: increase in US dollar compared to 2Q20 (+14%) and 3Q19 (+10%) due to higher price of PE in the international market. In Brazilian Real, revenue was higher in 3Q20 compared to 3Q19 (+48%) due to depreciation of the Brazilian Real against the US dollar between the two periods.

Sales by sector (%)

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Sales by region (%)

B) COST OF GOODS SOLD (COGS): increase in US dollar compared to 2Q20 (+13%), due to the higher price of ethane in the international market. Compared to 3Q19, COGS had an increase of (+6%) due to higher sales volumes of PE and higher prices of ethane in the period. In Brazilian Real, the cost was 42% higher given the depreciation of the Brazilian Real against the US dollar in the period.

C) OTHER NET OPERATING INCOME (EXPENSES): includes other revenues in the amount of US$18.2 million related to the delivery-or-pay of the ethane supply contract.

In the quarter, Braskem Idesa did not receive the credit note in the approximate amount of US$8 million, which should have been issued by PEMEX as payment for liquidated damages for the supply of ethane at a volume lower than that established in the Ethane Supply Contract with PEMEX. The accumulated balance so far in Pemex receivables and unpaid credit notes is US$65 million.

D) SG&A: higher than 2Q20 (+13%), due to higher expenses with third-party services. Compared to 3Q19, the drop (-1%) was due to the reduction in general and administrative expenses.

E) EBITDA: represented 13% of the Company’s consolidated segments EBITDA.

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3.	3Q20 CONSOLIDATED PERFORMANCE

A) REVENUE BY REGION

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B) CONSOLIDATED COGS

C) OTHER NET REVENUE (EXPENSES)

The Company recorded a revenue of R$485 million in 3Q20, mainly due to, (i) the effect of the credit of R$190 million from PIS/COFINS; (ii) the recovery of taxes, mainly from INSS in the amount of R$117 million; and (iii) penalties from inputs supply contract in the amount of R$121 million, mainly from the deliver-or-pay ethane supply contract in Mexico.

In 3Q20, the Company recorded expenses of R$3,642 million. The increase in expenses compared to 2Q20 and 3Q19 is mainly explained by the accounting provision in the amount of R$3,562 million, for expenses related to the geological event in Alagoas.

D) EBITDA[11]

The Company’s recurring EBITDA was US$699 million, 126% higher than 2Q20, mainly explained by (i) the better spreads of PE in Brazil, PP in the United States and PE in Mexico and (ii) an increase in sales volume in Brazil and in the United States due to the recovery in demand for resins in the Brazilian market and PP in North America. In relation to the same period of the previous year, the Company’s recurring EBITDA in US dollar was 69% higher due to (i) the better spreads of PE and PVC in Brazil, PP in Europe and PE in Mexico and (ii) the increase in sales volume in Brazil, United States and Mexico. In Brazilian Real, the recurring EBITDA was R$3,765 million, 127% and 129% higher than 2Q20 and 3Q19, respectively, due to the depreciation of the Brazilian Real against the US dollar.

[11] Braskem’s consolidated result is equal to the sum of the results of Brazil, United States and Europe and Mexico minus the eliminations of revenues and costs related to product transfers between these regions.

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E) NET FINANCIAL RESULT

BRASKEM (ex-BRASKEM IDESA)

Financial expenses: reduction compared to 2Q20 (-8%) explained by (i) mark-to-market of derivative financial instruments in the period; and (ii) reduction in expenses of zero cost-collar realization. Compared to 3Q19 increase (+36%) explained by (i) an increase in gross debt; (ii) the impact of exchange rate variation on interest; and (iii) mark-to-market of derivative financial instruments in the period.

Financial revenues: increase compared to 2Q20 (+15%) and 3Q19 (+4%), explained by (i) monetary update on tax assets, and (ii) other income from financial investments.

Net exchange rate variations: compared to 2Q20, were impacted by the lower depreciation of the Brazilian Real against the US dollar on net exposure in the amount of US$2,679 million. Compared to 3Q19, it was affected by (i) the expenditure on the transition of the export hedge accounting that was recorded in the net equity, in the amount of R$579 million; and (ii) other active exchange rate variations.

Transactions of financial instruments designated for hedge accounting

In the quarter, the Company: made US$181 million (R$579 million) in designated exports of a flow that was previously discontinued. The initial fee for the assignment was BRL/USD 2.0017, while the discontinuation fee, which was also used as the realization fee, was BRL/USD 5.1987.

The balance of financial instruments designated for this hedge accounting at the end of 3Q20 was US$5.5 billion.

Long-Term Foreign Exchange Hedge Program:

Braskem’s feedstock and products have their prices denominated or strongly influenced by international commodity prices, which are usually denominated in US dollars. Starting in 2016, Braskem contracted derivative financial instruments to mitigate part of the exposure of its cash flow denominated in Brazilian Real. The main purpose of the program is to mitigate US dollar call and put option agreements, protecting estimated flows for a 24-month period.

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On September 30, 2020, Braskem had a total outstanding value of operations (notional) bought in puts of US$1.9 billion, at the average fiscal year price of BRL/USD 4.09. At the same time, the Company also had a total outstanding value of the operations (notional) sold in calls of US$1.4 billion, at the average fiscal year price of BRL/USD 5.61. The contracted operations have a maximum maturity term of 24 months. The mark-to-market (fair value) of these operations of Zero Cost Collar (“ZCC”) was negative by R$695 million at the end of the quarter.

As a result of the depreciation of the Brazilian Real in relation to the US dollar in the quarter, the Company was exercised in part of the calls of the ZCC program. The effect on cash flow for 3Q20 was R$119 million and for the year-to-date, R$328 million.

BRASKEM IDESA

Financial expenses: drop compared to 2Q20 (-2%) explained by (i) the impact of exchange rate variation on interest, and (ii) the reduction of derivative expenses, relative to the swap operation of interest rates linked to Project Finance. Compared to 3Q19, the increase (+32%) is explained by (i) the impact of exchange rate variation on interest, and (ii) the increase in derivative expenses, relative to the swap operation of interest rates linked to Project Finance.

Financial revenues: reduction compared to 2Q20 and 3Q19 given the realization of negative revenues with active derivatives in these periods, relative to the operation of interest rate swaps linked to Project Finance.

Net exchange rate variations: compared to 2Q20, they were impacted due to the appreciation of the Mexican peso against the US dollar on the balance owed by the loan of Braskem Idesa in the amount of US$2,312 million. Compared to 3Q19, they were affected by the greater depreciation of the Mexican peso against the US dollar in 3Q19 on the balance owed to the loan of Braskem Idesa.

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F) FREE CASH FLOW GENERATION

Free cash flow generation was positive in R$747 million mainly explained by (i) the increase in recurring EBITDA in the quarter; (ii) monetization of PIS/COFINS credit for approximately R$332 million in 3Q20. This effect was partially offset, mainly, by a bigger interest payment in the quarter, due to the payment of the first installment of semiannual interest of bonds issued in November 2019.

G) LIQUIDITY AND CAPITAL RESOURCES

BRASKEM (ex-BRASKEM IDESA)

As of September 30, 2020, the average debt term was around 19 years[12], with approximately 50% of the debts due after 2030. The weighted average cost of the Company’s debt was of exchange rate variation + 5.2%.

[12] Considers the perpetual bonus with a term of 100 years. If a perpetual bonus is considered with a 30-year term, it would have an average term of 15 years.

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The liquidity position of US$3,349 million provides guarantee for the coverage of debt maturities for the next 53 months, considering the international revolving credit line available in the amount of US$1 billion available until 2023.

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BRASKEM IDESA

As of September 30, 2020, the average debt term was around 5.25 years, with approximately 37% of the debts due after 2029. The weighted average cost of the Company’s debt was of exchange rate variation + 5.26%.

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Braskem Idesa has usual Project Finance loan guarantees: debt service reserve account and contingent equity commitment. By the end of September 2020, such guarantees represented US$194 million and US$208 million, respectively.

H) INVESTMENTS AND VALUE CREATION

In line with the deleveraging plan and cash preservation strategy, the Company revisited investments for 2020, reducing from US$721 million to approximately US$600 million.

With regard to strategic investments in the quarter, approximately 80% is related to the construction of the new PP plant in the United States, which totaled R$159 million (US$30 million). The remaining of the resources were allocated to projects: (i) to upgrade the electrical infrastructure of the Neal plant in the United States; (ii) to modernize the electrical system of the petrochemical complex in ABC; and (iii) to resume chlor-alkali production in Maceio by purchasing sea salt.

VALUE CREATION

Energy efficiency project in the ABC petrochemical complex

The thermoelectric system modernization project of the unit in the ABC Complex, a partnership between Braskem and Siemens, reached physical progress of approximately 71%, with a total investment of R$147 million to date.

Long-term project for importing ethane

Braskem Idesa is currently expanding its Fast Track operations, with the goal of reaching volumes of more than 20,000 barrels daily, which represents approximately 30% of the utilization rate in Mexico.

With regard to the long-term project of importing ethane, the Company continues with the economic feasibility studies.

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I) DELEVERAGING PLAN

Braskem has been working on the implementation of measures to reduce its corporate leverage to return to investment grade risk level. To do so, the Company created a deleveraging plan, with completed initiatives and others in progress.

One of the initiatives concluded by issuing Hybrid Bond (subordinated securities) in July 2020, for a total of US$600 million, treated as 50% equity by Standard & Poor’s and Fitch Ratings.

Additionally, there are other initiatives underway in the deleveraging plan, for which Braskem already presents results, such as:

•	Reduced investments from US$721 million to approximately US$600 million in 2020, with the expectation of ending the year in line with the target.
•	Reduction of approximately 9% of fixed expenditure in the year to September compared to the same period in 2019. The goal is to close 2020 with a reduction of around 10%.
•	Working capital optimizations under discussion with relevant suppliers.
•	Monetization of approximately R$1 billion in PIS/COFINS credits in the year to September. Expected monetization is of approximately US$300 million in 2 years.

4.	ENVIRONMENT, SOCIETY AND CORPORATE GOVERNANCE
4.1	HIGHLIGHTS
▪	Alliance to End Plastic Waste (AEPW): Annually, AEPW organizes a report that highlights advances focused on the elimination of plastic waste in the environment. In 2020, the publication had a letter signed by Braskem’s CEO with his comments on the Company’s main advances. Braskem’s contributions are mainly focused on sustainable development, promotion of the Circular Economy and strengthening the biopolymers portfolio.

▪	Mechanical Recycling: Agreement signed between Braskem and Tecipar, a Brazilian company specialized in environmental engineering, to prevent more than two thousand tons of plastic waste from being released annually in the sanitary landfill of Santana do Parnaíba, in the metropolitan region of São Paulo. The volume is equivalent to 36 million plastic polyethylene and polypropylene packages.

▪	Chemical Recycling: Advance in research on chemical recycling of plastics, through the cooperation agreement signed between the Companies, Fábrica Carioca de Catalisadores (FCC S.A.), SENAI CETIQT and COPPE/UFRJ. The agreement is an important step to improve post-consumer plastics chemical recycling technology.

▪	Protection of the Amazon: Signature of manifesto for the protection of the Amazon by Braskem. This manifesto seeks the attention of government authorities and effective actions to protect the Amazon from illegal deforestation, among other measures, and it is an undertaking of Braskem in partnership with other major companies.

▪	Diversity & Inclusion: Focus on diversity with the creation of an innovative selection process for the next edition of the Internship Program. The Company has made some selection criteria more flexible, such as the English language, which is no longer mandatory in 40% of the total vacancies.

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4.2	CIRCULAR ECONOMY

SALES

Global sale of recycled resins and chemicals reached 1,402 tons in 3Q20, an increase compared to 2Q20 (+133%) and 3Q19 (+43%), due to (i) economic recovery after the impact of COVID; (ii) the constant growth of this market; and (iii) start of commercial activities in Mexico. On the other hand, the sales of Green PE, resin made from the feedstock ethanol, were lower than in 2Q20 (-5%) and 3Q19 (-2%), due to the maintenance turnaround occurred in the period.

▪	Brazil: increase in sales of recycled resins compared to 2Q20 (+51%) and 3Q19 (+51%), due to the economic recovery after the impact of COVID and the increasing positioning of the Company as supplier of solutions with post-consumer resins. With regard to chemicals, there was an increase compared to 2Q20 (+18%), due to the economic recovery, in line with 3Q19 (-2%).
▪	United States: increase compared to 2Q20, due to economic recovery after the impact of COVID. Increase compared to 3Q19 (+6%) due to the advance in market development.
▪	Mexico: start of sales of recycled resins in 3Q20, reaching a sales volume of 285 tons.
▪	Green PE: utilization rate of the petrochemical center of green ethylene was 79%, reduction compared to 2Q20 (-10 p.p.) and 3Q19 (-15 p.p.), due to scheduled maintenance stoppage during the period. In this scenario, the sales of Green PE were lower compared to 2Q20 (-5%) and 3Q19 (-2%).

ECO-INDICATORS[13]

In the accumulated result for the year, the eco-efficiency indicators of our plants in general increased compared to the same period of 2019 due to the reduction in production volume as a result of the drop in demand given by COVID. Exception for the effluent generation indicator, which decreased (-1.2%) due to the greater efficiency in the control of effluents in the petrochemical complex in Bahia.

4.3	SAFETY
▪	Safety of Personnel: the consolidated overall frequency rate CAF + SAF in the year to date was 0.92 (events/1MM HH), showing a reduction (-37%) compared to the year-to-date for the same period in 2019. This reduction is explained by the actions of the Human Reliability program and the management of contractors.

[13] Data can be revised depending on internal updates.

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▪	Process Safety: the TIER 1 rate for the year to 3Q20 was 0.10 (events/1MM HH), in line with the result obtained for the same period in the previous year. The TIER 2 rate was 0.52 (events/1MM HH), lower (-27%) than the result obtained for the same period in the previous year, due to the reduction in occurrences, as a result of the evolution of the Mechanical Integrity and Human Reliability programs.
4.4	CORPORATE GOVERNANCE
▪	Global Compliance Survey: for the 4th consecutive year, the Global Compliance Survey has been completed, with a record number of respondents (5,065 responses). The purpose of the Survey is to verify the understanding of team members on compliance issues and to identify opportunities for action by the compliance area and it is applied annually. In this edition, the engagement of Braskem Team Members and the presence of Compliance was more evident, being considered a responsibility of all.
▪	Ethical Company (Braskem Idesa): Braskem Idesa was recognized by Amitai and Fortune magazine in the “Most Ethical Companies 2020” category in Mexico.

5.	CAPITAL MARKET

On September 30, 2020, Braskem shares were quoted at R$20.79/share (BRKM5) and US$7.47/share (BAK). The Company’s shares are part of corporate governance Level 1 of B3 - Brasil, Bolsa e Balcão, and are traded on the New York Stock Exchange (NYSE) through Level 3 ADRs (American Depositary Receipts), which is the highest level of transparency of information to the market. Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the company.

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5.1	RATING

Since the last disclosure of results, risk rating agencies Fitch Ratings, Standard & Poor’s (S&P) and Moody’s have maintained the same global rating scale of the Company. In the case of Fitch Ratings and Standard & Poor’s (S&P), the global rating scale of the Company remained at BB+, with a stable perspective. In the case of Moody’s, the Company’s rating remained at Ba1, with a negative perspective.

Braskem reiterates that it maintains a solid cash position and the debt profile is quite long. In addition, the Company reinforces its commitment to maintaining its liquidity position and cost discipline and in the continuity of the implementation of measures to reduce its corporate leverage to return to the level of investment-grade risk.

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5.2	INDICATORS

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LIST OF ANNEXES:

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ANNEX I

Consolidated Income Statement

ANNEX II

Consolidated EBITDA Calculation

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ANNEX III

Consolidated Balance Sheet

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ANNEX IV

Consolidated Cash Flow

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ANNEX V

Braskem Idesa Income Statement

ANNEX VI

Braskem Idesa Balance Sheet

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ANNEX VII

Braskem Idesa Cash Flow

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.